January 15, 2008

VIA EDGAR CORRESPONDENCE
Ms. Karen J. Garnett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      Investors Real Estate Trust
            Registration Statement on Form S-3
            Filed on January 8, 2008
            Registration No. 333-148529

Dear Ms. Garnett:

Investors Real Estate Trust, a North Dakota real estate investment trust (“IRET”), is transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to IRET’s Registration Statement on Form S-3 (File No. 333-148529) (the “Registration Statement”), together with exhibits, and IRET’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 14, 2008.

For convenience of reference, each Staff comment contained in your January 14, 2008 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of IRET.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.  Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page

1.                  Please revise to include a delaying amendment as set forth in Rule 473.

RESPONSE:  In response to the Staff’s comment, IRET has included a delaying amendment as set forth in Rule 473 on the cover page of the above-referenced Registration Statement, as amended by Pre-Effective Amendment No. 1.

Item 17 – Undertakings, page II-2

2.                  Please provide the undertaking required by Regulation S-K Item 512(a)(5).

RESPONSE: In response to the Staff’s comment, IRET has provided the undertaking required by Regulation S-K Item 512(a)(5), beginning on page II-2 of the above-referenced Registration Statement, as amended by Pre-Effective Amendment. No. 1.

If the Staff has any questions or would like to discuss any of the foregoing, please contact the undersigned at 952-401-4802.

Very truly yours,

/s/  Karin M. Wentz

Karin M. Wentz
Associate General Counsel

cc:        Jamie Allen Barber